Movatic

Annual Report

2018

Throughout this document, mentions of Moviatc Inc., and refer to Movatic, a Delaware C-Corp ("the issuer"). The issuer's physical address is 303 E Liberty 701 Ann Arbor MI 49512.

You may contact the issuer by emailing contact@movatic.co. This annual report is posted on the issuer's web site, movatic.co. The issuer may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of contents

Financial statements referenced in the text are enclosed at the end of this document.

Questions and answers

What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Movatic is a Delaware C-corp located at 305 E Liberty 701 Ann Arbor MI 48104. The issuer's web site may be accessed at movatic.co.

What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

KEY PERSON

Board positions with Movatic

Name	Position	Principal occupation
Ansgar Strother	Director	CEO of Movatic
Adam Jakiela	Director	CTO of Movatic

Positions with Movatic

Name	Position	Responsibilities
Ansgar Strother	CEO	Sales & Company management
Adam Jakiela	CTO	Technical management

Business Experience

Name	Organization	Title, Principal Business, and Responsibilities
Ansgar Strother	A2B Bikeshare	CEO Jan 2014- Dec 2016

Adam Jakieal	A2B Bikeshare	CTO May 2015- Dec 2016

What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Name	Address	Type of Stock	# of Shares
Ansgar Strother	3482 S Lyn Haven Dr. Kentwood MI 49512	Common	750,000
Adam Jakiela	21679 Bedford Dr, Northville, MI 48167	Common	250,000
Option Pool		Common	250,000
NetCapital	745 Atlantic Ave. Boston, MA 02111	Common	7,678

Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

Scooters and bikes are rapidly becoming a popular transportation option in cities. The rise in scooter and bike sharing programs across the US and internationally shows that app-enabled scooters and bikes are wildly popular, as well as convenient and efficient. As consumers become more accustomed to using app-enabled bikes to get around, other entities, like residential complexes, college campuses, and tourist hotspots are all looking to get in on the game.

The Problem: *The more scooters and bikes you have, the harder they are to manage. Manually dealing with keys is an unnecessary hassle in a connected world. Using paperwork to rent out bikes is downright archaic. Not to mention the cost of having to pay for someone to manage the rental location.*

So what is Movatic? *Movatic is a software platform that helps solve all of these problems. Its solution consists of 3 key parts: backend solution, app, and white label app / sdk. On the Movatic App, users can find, rent, and pay quickly, easily, and automatically. Our backend provides all of the tools to make management easy. Our white label solution and SDKs allow us to work with larger clients that require an app and google play store presence in addition to their movatic app listing.*

Traction: *Due to this strong market need, Movatic is growing rapidly and needs additional capital to keep up with market demand. Here are a few notable accomplishments to date:*

- ***2,000+*** *bike share bikes, bike parking spots, scooters launched*
- ***150+ systems*** *launched on the platform*
- ***30,000+ users***

- *Software vendor for **12 major OEMs** that offer Movatic enabled products*
- ***Marque Project: Linea Cero**, bike parking system launched by the City of Santiago Chile.*
  https://www.cnnchile.com/pais/mira-los-detalles-de-la-linea-cero-del-metro-parte-en-410-pesos_20180908/
- *Completed the **Desai Accelerator** at the University of Michigan*

B2B2C Software as a Service

Movatic sells its software to companies looking to launch shared mobility. A few clients include, the city of Santiago's Metro, GE Aviation, Shutterfly, Samsung, Merk, River Cities Bike Share. To support these sales Movatic partners with mobility hardware OEMs (the companies that make bike lockers, bikes, bike locks etc.). These partners integrate Movatic into their products so that they can now sell sharable or rentable systems to their existing customer base.

How many employees does the issuer currently have? (§ 227.201(e))

Movatic has 1 w-2 employees.

Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

- After raising investments the company expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. These losses are targeted to accelerate the company's growth.
- Due to the rapidly changing mobility environment the company may not experience the expected growth which would lessen or prevent a return on investment.
- Our revenue is generated by our OEM customers. In the unlikely event that they go out of business or discontinue selling Movatic enabled products, the loss of that OEM could have a significant negative impact on revenue.
- The company is faced with all of the risks associated with being an early stage company. In addition, the Company's business is subject to numerous risks associated with a new company engaged in the discovery and development of mobility products. Such risks include, among other things, competition from well-established, well-capitalized companies and unanticipated development difficulties and risks associated with the regulatory environment.
- Our Operating Agreement can be amended by the holders of the Member Units. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.
- The issuance of additional shares of our common stock will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

- If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline.
- A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Shares	1500000	1,257,678	Yes	All common shares

Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

- "As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns."
- "As the holder of a majority of the voting rights in the company, our Investor Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no

guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns."

Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

Movatic is evaluating itself at $3M due to the value of the technology developed, OEM relationships and the number of units launched on the platform.

Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

Our Operating Agreement can be amended by the holders of the Member Units. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Desai	$50,000	8%	June 2020	Convertible Debt

Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q)

None

Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

None

Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

Movatic continues to invest heavily to build out and improve the platform. The following blog post highlights some of these investments https://www.movatic.co/post/movatic-in-2019. These investments are slowly allowing Movatic to service larger customers. If these investments were to cease Movatic would have positive Ebita.

However due to our plans of continued investment we expect that revenues will grow as we successfully begin to add on larger customers. All additional revenue will be reinvested into the business for the foreseeable future. Furthermore the company plans to take on additional investment whenever well align partners are found.

Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements enclosed at the end of this document. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Movatic has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Movatic will file a report electronically with the SEC annually and post the report on its web site movatic.co no later than 120 days after the end of each fiscal year covered by the report.

Financial Statement Certification

Movatic

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Ansgar Strother, certify that the financial statements of Movatic. included in this Form are true and complete in all material respects.

_____

Name: Ansgar Strother

Title: CEO

Date: April, 22nd, 2019

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Movatic by

_____

Ansgar Strother

CEO & Co-founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Principal officers	**Majority of the board of directors or persons performing similar functions**
 _____ Adam Jakiela Principal executive officer on ___ April 22nd, 2019 _____	 _____ Ansgar Strother Board of Directors on __ April 22nd, 2019 _____
	_____ Adam Jakiela Board of Directors on __ April 22nd, 2019 _____

Instructions. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Income Statement

<p align="center">Movatic
For the month ended 31 December 2018</p>

	Dec-18	Nov-18	Oct-18	Sep-18	Aug-18	Jul-18	Jun-18	May-18	Apr-18	Mar-18	Feb-18	Jan-18	YTD
Revenue													
Bike Parking Licenses	1,152	-	-	1,152	-	-	400	-	-	-	-	-	2,704
Bikeshare Licenses	8,100	5,180	5,000	3,036	-	9,800	10,300	-	2,800	3,000	1,000	3,896	52,112
Credit Card Processing Fees	211	-	(34)	-	-	-	447	-	(187)	(2)	-	-	435
Grant	-	-	-	-	5,862	-	-	-	-	-	-	-	5,862
Hardware	-	-	-	-	-	-	600	-	-	-	-	6,254	6,854
Non-Recurring Engineering	23,950	1,000	1,204	3,000	-	4,000	-	-	-	8,000	3,500	9,750	54,404
Sales	34	33	63	-	-	-	29	288	58	-	629	-	1,136
Total Revenue	**33,447**	**6,213**	**6,233**	**7,188**	**5,862**	**13,800**	**11,776**	**288**	**2,671**	**10,998**	**5,130**	**19,900**	**123,506**
Less Cost of Sales													
Cost of Goods Sold	111	101	121	2,654	114	(237)	125	486	30	131	-	5,843	9,480
Rent	6,000	500	-	-	-	-	(600)	850	625	625	6,125	625	14,750
Total Cost of Sales	**6,111**	**601**	**121**	**2,654**	**114**	**(237)**	**(475)**	**1,336**	**655**	**756**	**6,125**	**6,468**	**24,230**
Gross Profit	**27,336**	**5,612**	**6,112**	**4,534**	**5,748**	**14,037**	**12,251**	**(1,048)**	**2,016**	**10,242**	**(995)**	**13,432**	**99,276**

Income Statement

	Dec-18	Nov-18	Oct-18	Sep-18	Aug-18	Jul-18	Jun-18	May-18	Apr-18	Mar-18	Feb-18	Jan-18	YTD
Operating Income / (Loss)	**27,336**	**5,612**	**6,112**	**4,534**	**5,748**	**14,037**	**12,251**	**(1,048)**	**2,016**	**10,242**	**(995)**	**13,432**	**99,276**
Other Income and Expense													
Bank Service Charges	(52)	(53)	(72)	(12)	(27)	(6)	(51)	(40)	(67)	(29)	(215)	(180)	(802)
Business Fees & Subscriptions	(143)	(451)	(137)	(226)	(106)	(98)	(74)	(258)	(73)	(72)	(74)	(72)	(1,784)
Development Purchases	-	-	-	-	-	-	(105)	(315)	-	-	-	-	(420)
Meals & Entertainment	(163)	-	-	-	(3)	(94)	-	-	-	(5)	-	(3)	(267)
Other Expense	(2,500)	-	-	-	-	-	-	-	-	-	-	-	(2,500)
Professional Fees	(500)	-	-	(1,165)	-	-	-	(3,711)	-	(475)	-	(1,323)	(7,174)
Sales Contracting	-	-	-	-	(3,000)	-	(4,000)	-	-	-	-	-	(7,000)
Software Development	(19,266)	(5,069)	(7,713)	(9,900)	(20,989)	(2,526)	(14,235)	(8,300)	(12,759)	(11,244)	(7,907)	(10,036)	(129,944)
Travel	-	(4,142)	-	-	-	(13)	(11)	-	-	-	(5)	(496)	(4,667)
Total Other Income	**(22,624)**	**(9,715)**	**(7,922)**	**(11,303)**	**(24,125)**	**(2,738)**	**(18,476)**	**(12,624)**	**(12,899)**	**(11,824)**	**(8,201)**	**(12,109)**	**(154,557)**

Income Statement

and Expense	Dec-18	Nov-18	Oct-18	Sep-18	Aug-18	Jul-18	Jun-18	May-18	Apr-18	Mar-18	Feb-18	Jan-18	YTD
Net Income / (Loss) before Tax	4,712	(4,102)	(1,810)	(6,769)	(18,377)	11,299	(6,225)	(13,671)	(10,883)	(1,582)	(9,196)	1,323	(55,281)
Net Income	4,712	(4,102)	(1,810)	(6,769)	(18,377)	11,299	(6,225)	(13,671)	(10,883)	(1,582)	(9,196)	1,323	(55,281)
Total Comprehensive Income	4,712	(4,102)	(1,810)	(6,769)	(18,377)	11,299	(6,225)	(13,671)	(10,883)	(1,582)	(9,196)	1,323	(55,281)

Balance Sheet


Movatic
As at 31 December 2018


31 Dec 2018

Assets

Cash and Cash Equivalents	
Business Investment Acct	20
Checking Account	(11,613)
Total Cash and Cash Equivalents	**(11,593)**
Current Assets	
Accounts Receivable	9,700
Total Current Assets	**9,700**
Total Assets	**(1,893)**

Liabilities and Equity

Liabilities	
Current Liabilities	
Ansgar Strother Credit Card	21,239
Business Credit Card	(19,911)
Total Current Liabilities	**1,328**
Non-Current Liabilities	
Desai Convertible Debt	50,000
Total Non-Current Liabilities	**50,000**
Total Liabilities	**51,328**
Equity	
Current Year Earnings	(75,631)
NetCapital	14,604
Retained Earnings	7,806
Total Equity	**(53,221)**
Total Liabilities and Equity	**(1,893)**

Statement of Cash Flows

Movatic
For the year ended December 31, 2018

	2018
Operating Activities	
Receipts from customers	93,455.77
Payments to suppliers and employees	(178,786.95)
Net Cash Flows from Operating Activities	**(85,331.18)**
Financing Activities	
Other cash items from financing activities	65,191.77
Net Cash Flows from Financing Activities	**65,191.77**
Net Cash Flows	**(20,139.41)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	8,546.37
Cash and cash equivalents at end of period	(11,593.04)
Net change in cash for period	**(20,139.41)**

Statement of Owners' Equity

Movatic
For the year ended December 31, 2018

	2018
Equity	
Opening Balance	7,806.34
Current Year Earnings	(55,281.18)
NetCapital	14,603.56
Total Equity	**(32,871.28)**